

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

January 5, 2007

Mr. Daniel V. Gulino
Senior Vice President and General Counsel
Ridgewood Energy O Fund, LLC
Ridgewood Energy P Fund, LLC
Ridgewood Energy Q Fund, LLC
1314 King Street
Wilmington, Delaware 19801

> **Re:** **Ridgewood Energy O Fund, LLC**
> **Amendment No. 1 to Form 10**
> **Filed November 13, 2006**
> **Form 10-Q for the periods ending March 31, 2006; June 30, 2006 and**
> **September 30, 2006**
> **File No. 0-51924**
>
> **Ridgewood Energy P Fund, LLC**
> **Amendment No. 1 to Form 10**
> **Filed November 13, 2006**
> **Form 10-Q for the periods ending March 31, 2006; June 30, 2006 and**
> **September 30, 2006**
> **File No. 0-51926**
>
> **Ridgewood Energy Q Fund, LLC**
> **Amendment No. 1 to Form 10**
> **Filed November 13, 2006**
> **Form 10-Q for the periods ending March 31, 2006; June 30, 2006 and**
> **September 30, 2006**
> **File No. 0-51927**

Dear Mr. Gulino:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We renew our prior comment 1. Revise each Fund's Form 10 as necessary to comply with all applicable comments. This will eliminate the need for us to repeat similar comments.

3.   Please update the information throughout your Form 10s. For example, we note in the O Fund's Form 10: (a) on page 6 that you state that drilling will not resume on the West Delta 95 well until after the 2006 hurricane season ends; (b) on page 8 you discuss your plan of operations for the remainder of fiscal 2006; (c) and on page 19 under "Available Information" you state that you "will be" registered under Section 12(g) of the Securities Exchange Act. In the P Fund's Form 10 you need to update the status of the West Cameron wells throughout the document.

4.   We note your response to our prior comment 5 and renew it. Information required in a registration statement cannot be incorporated into the registration statement by reference to a website. Please see General Instruction F to Form 10.

Ridgewood Energy O Fund, LLC

Form 10

Explanatory Paragraph

5.   Please expand your explanatory paragraph in each Form 10 to specifically address your restated financial statements and the nature of the correction of errors that necessitated the restatement. In addition, please delete the reference to your filing an amendment to respond to an SEC comment letter.

Seasonality, page 12

6.   You state that West Delta 95 is significantly behind the scheduled date that it was to reach the targeted depth. Please quantify both how long the delay has been, when you expect it to get back on schedule and your costs to date.

Risk Factors, page 21

7.   Please add a risk factor that addresses risks to investors resulting from your material weaknesses in internal controls.

Management's Discussion & Analysis of Financial Condition and Results of Operation, page 32

9.   We note your response to prior comment 18 indicating that costs previously characterized as lease operating expenses and representing overhead costs from the operator have been capitalized. Please describe in detail the nature of these "overhead" charges related to the West Delta 95 project and the basis for capitalizing these costs. Please cite the authoritative accounting guidance prescribing capitalization of these costs under the successful efforts.

Capital Resources and Liquidity, page 34

10.   We note that your response to prior comment 19. As previously requested, please expand your discussion under capital resources and liquidity regarding your investment and management fees. We reissue prior comment 19 in its entirety.

11.   We note your tabular presentation of "Sources and uses of cash" pages 34 and 35 which appear to be different from cash flows presented under U.S. GAAP. We note the tabular presentation on page 34 does not equal the "cash proceeds" total. It is unclear how this presentation is fully compliant with Item 10.e of Regulation S-K. Accordingly it appears you will need to remove this measure or demonstrate how your presentation is appropriate given all requirements under Item 10(e) of Regulation S-K.

Exploration and Development, page 36

12.   We note your response to our prior comment 20. Please state your response in the Form 10.

Executive Compensation, page 43

13.   We note your response to our prior comment 21. Please state your response in the Form 10.

Note 2 Summary of Significant Accounting Policies

Advances to Operator for Working Interests and Expenditures, page F-6

14.   We note your disclosure in which you have defined advances to operators as
        "payments to the working interest owner for the Fund's ownership rights and
        working interest in the project." Accordingly, it is unclear how you have
        determined that these costs do qualify as advances rather than acquisition costs.
        We also note that the term "advance" suggests that such funds are recoverable.
        Please expand your disclosure to clarify the terms of your "participation
        agreement[s]" and how your advances are recoverable and whether or not these
        are agreements are, in effect, conveyances. Also refer to paragraphs 42 through
        47 of SFAS 19.

Syndicate Costs

15.   We note your response to prior comment 25 describing fees paid to your manager.
        You have described these fees, in part, as costs of organization of the Fund, due
        diligence fees and expenses, and the payroll for the employees of the Manager
        that participated in the preparation of the offering materials. It is unclear from
        your description how these costs fully qualify as costs that would not have been
        incurred in the absence of share issuances. Please refer to Section 4110 of
        AICPA Technical Questions and Answers. Please clearly demonstrate how such
        costs would not have been incurred absent the share offering.

Note 9 Commitments and Contingencies

Hurricane Damage, page F-14

16.   We note that in regard to the West Delta 95 project recovery costs you state, "The
        Fund believes that should a re-drill occur, some, but not all , of its pro rata portion
        of the re-drill costs will be covered by insurance…." We also note your
        statement, "As such, insurance recovery, if any, related to the West Delta 95
        recovery costs have been reflected in the accompanying financial statements."
        Please demonstrate why you believe you will be entitled to insurance recovery
        given your conclusions that you are unable to estimate the amount and collection
        is not reasonably assured. Additionally, tell us where you have recorded these
        amounts in your financial statement.

Note 12 Restatement of Previously Issued Financial Statements, page F-16

17.   We note your disclosure of costs which were erroneously expensed in previously
        issued financial statements including, lease operating expenses and dry hole costs.

Please expand your disclosure to convey an understanding of the nature of these costs such that it is evident to readers why these costs qualify as capital costs under SFAS 19.

Ridgewood Energy P Fund, LLC

Form 10

General

Management Discussion & Analysis of Financial Condition and Results of Operations, Operating and Other Expenses, page 31

18.   We note that you have expensed $29 million of dry-hole costs for the six months ended June 30, 2006, which appears to represent over 20% of total capital contributions since inception. Please expand you narrative discussion to disclose to investors the circumstances which led to your conclusion that previous "advances to operators for working interest and expenditures" were not recoverable.

Exploration and Development, page 34

19.   We note you characterize a portion of your costs as development costs although you confirm that you have no proved reserves. Accordingly please revise the characterization of these costs which is consistent with the nature of your operating activity.

Ridgewood Energy O Fund, LLC

Ridgewood Energy P Fund, LLC

Ridgewood Energy Q Fund, LLC

Form 10-Qs for the Fiscal Quarter Ended September 30, 2006

General

20.   Please amend your Form 10-Qs as necessary to comply with all applicable comments written on the Form 10s of the Ridgewood O, P and Q Funds above.

Controls and Procedures

Changes in Internal Control over Financial Reporting

21. You state that "management considered certain internal control areas in which we
    have made and are continuing to make changes to improve and enhance controls."
    This seems to indicate that you made changes to your internal controls. However,
    you then indicate that "… there were no changes in our internal control over
    financial reporting identified in connection with the evaluation required by
    paragraph (d) of Exchange Act Rules 13a-15 or 15d-15… that occurred during the
    Fund's most recent fiscal quarter…" Section 13a-15(d) requires that you evaluate
    "any change" in your internal control over financial reporting that occurred during
    your most recent fiscal quarter. Please revise your disclosure accordingly.

Closing Comments

    Please amend your filing in response to these comments. You may wish to
provide us with marked copies of amendments to expedite our review. Please furnish a
cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendments and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jonathan Duersch at (202) 551-3719 or, in his absence, Jill Davis at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292, or in her absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Duersch
        J. Davis
        D. Levy